UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number: 001-36450

JD.com, Inc.

20th Floor, Building A, No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone

Daxing District, Beijing 101111

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

JD to Acquire 36.8% Equity Stake in JD Digits

Beijing, China — June 25, 2020—JD.com, Inc. (NASDAQ: JD), today announced that it has entered into agreements with JD Digits, pursuant to which JD will, through a consolidated PRC domestic company, acquire an aggregate of 36.8% equity interest in JD Digits by converting its profit sharing right with respect to JD Digits as set forth in the Framework Agreement entered into between the two parties in 2017, and investing additional RMB1.78 billion in cash in JD Digits.

In June 2017, JD completed the reorganization of JD Digits and received a 40% profit sharing right, which may be converted into 40% of JD Digits’ equity interest (“Maximum Interest”), subject to potential proportional dilution as a result of any subsequent equity financings or increases of JD Digits’ share incentive plan. In connection with JD Digits’ additional round of financing in 2018 and the increases of JD Digits’ share incentive plan, the Maximum Interest was diluted to 35.9%. Pursuant to the agreements that JD recently entered into with JD Digits, concurrently with the conversion of the profit sharing right into 35.9% equity interest of JD Digits, JD will invest additional RMB-1.78 billion in cash in JD Digits to acquire additional equity interest to satisfy the minimum capital registration requirement under the PRC laws. Upon the closing of this transaction, the Company will hold an aggregate of 36.8% equity interest in JD Digits.

The closing of the transaction is subject to necessary PRC regulatory approval and certain other conditions. Upon closing, the Framework Agreement, including the current profit-sharing arrangement between JD and JD Digits, will terminate, and JD Digits will become an equity method investee of JD.

In connection with the acquisition of equity interests in JD Digits, JD has entered into a series of agreements with JD Digits which provide the rights of JD as a shareholder. JD will continue to enjoy substantially all the rights that it currently enjoys under the Framework Agreement. As contemplated under the Framework Agreement, certain rights such as the right to liquidity event payment are terminated upon JD’s conversion of the profit sharing right into the Maximum Interest of JD Digits. Certain of JD’s rights will be terminated immediately before JD Digits submits its application for initial public offering (“IPO”). These rights, however, will be restored in the event the IPO application is rejected by the relevant authorities or withdrawn by JD Digits. These agreements will be filed as exhibits to JD.com’s annual report or to other filings with the SEC, as required.

In addition, on June 20, 2020, the shareholders of JD Digits passed a unanimous resolution to restructure JD Digits as a company limited by shares (“股份有限公司” in Chinese) and adopt the dual class voting structure. The shares that Mr. Richard Qiangdong Liu and his controlled entity Suqian Linghang Fangyuan Equity Investment Partnership (“Suqian Linghang Fangyuan”) acquired during the spinoff and private financing transactions of JD Digits will be entitled to ten votes per share, while–Mr. Liu and his controlled entities must abstain from voting on any related party transaction with JD Digits. As a result of this dual class voting shareholding structure, JD will hold approximately 18.7% voting power, and Mr. Richard Qiangdong Liu and Suqian Linghang Fangyuan together will hold 54.7% of the total voting power of JD Digits.

About JD.com

JD.com is a leading technology driven e-commerce company transforming to become the leading supply chain based technology and service provider. The company’s cutting-edge retail infrastructure seeks to enable consumers to buy whatever they want, whenever and wherever they want it. The company has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries. JD.com is the largest retailer in China, a member of the NASDAQ100 and a Fortune Global 500 company.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties.

A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following:

•	the risk and uncertainties as to the timing of the consummation of the transactions;

•	the risk that a condition to closing of the transactions may not be satisfied or may be delayed;

•

the risk that a regulatory approval that may be required for JD’s acquisition of equity interests in JD Digits is delayed, is not obtained, is obtained subject to conditions that are not anticipated, or is revoked afterwards;

•	the risk that the regulatory authorities will object to, or seek to unwind, the transactions after closing;

•	potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transactions;

•	adverse changes in general economic or market conditions; and

•	actions by third parties, including government agencies

All information provided in this announcement is as of June 25, 2020, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JD.COM, INC.

By	:	/s/ Sandy Ran Xu
Name	:	Sandy Ran Xu
Title	:	Chief Financial Officer

Date: June 25, 2020

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